EXHIBIT 4.4

Consulting Agreement dated as of June 21, 1996 between the Corporation and Ronald Ainsworth, Andres Boyd-Jones and Leon Bronfin.


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                              CONSULTING AGREEMENT

AGREEMENT entered into as of the 21st day of June 1996, between DIAMOND ENTERTAINMENT CORPORATION, a New Jersey corporation (the "Company"), and RONALD
E. AINSWORTH, ANDREW BOYD-JONES and LEON M. BRONFIN (together, the
"Consultants").

WHEREAS, the Company desires that Consultants provide consulting services to the Company pursuant hereto and Consultants are agreeable to providing such services.

NOW, THEREFORE, in consideration of the premises and the mutual promises set forth herein, the parties hereto agree as follows:

1. For a period of two years form the date hereof (the "Consulting Period"), Consultants shall serve as consultants to the Company on matters pertaining to the restructuring and design of the Company's operations and long-term strategic plan, including but not limited to the development of new products, acquisition of new products, merger and acquisition of companies and marketing strategies. Consultants' services shall include consultation with, and advice to, directors and officers of the Company.

2. During the Consulting Period, the Company shall be entitled to Consultants' services for reasonable times when and to the extent requested by, and subject to the direction of the Chairman and Chief Executive Officer of the Company.

3. Consultants' services shall be rendered form their office, unless by mutual agreement from time to time arrangements are made for those services to be rendered elsewhere. Reasonable travel and living expenses, approved in advance by the Company, necessarily incurred by Consultants to render services at locations other than their office shall be reimbursed by the Company promptly upon receipt of proper statements with regard to the nature and amount of those expenses. Those statements shall be furnished to the company monthly at the end of each calendar month of the Consulting Period during which any of those expenses are incurred. Consultants' expenses shall not exceed $750 for any calendar month without prior written consent form the Company.


4. In consideration of Consultants' entering into this Agreement, the Company hereby agrees to issue to Consultants, in the amounts set forth below, warrants to purchase an aggregate of 1,000,000 shares of the Company's Common Stock at a exercise price of $0.25 per share (the "Warrants"). The Warrants will vest as follows: 400,000 shares will vest immediately and the balance will vest at a rate of 25,000 shares per month, beginning one month after the date of this Agreement. The warrants shall expire three years after the date of issuance ("Termination Date'). The warrants shall survive termination of this Agreement and remain exercisable until the Termination Date,


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CONSULTING AGREEMENT
Page 2

     unless the Agreement is terminated as a result of termination of Consultants of Cause (as defined below). For purposes of this Agreement, "Cause" shall mean the continuing and willful failure or refusal by Consultants to perform their duties hereunder after receipt of written notice form the Company of such failure.

     The Warrants shall be allocated and issued in the names of the individual.,l Consultants as follows: 45% to Leon M. Brofin; 27.5% to Ronald E. Ainsworth; and 27.5% to Andrew Boyd-Jones.

     The Company intends to register the shares issuable upon exercise of the Warrants (the "Warrant Shares") with the Securities and Exchange Commission as soon as possible on a Registration Statement on Form S-8, subject to appropriate clearance form the Company's accountants and attorneys. If a Form S-8 Registration Statement is unavailable with respect to the Warrant Shares, the Company agrees to grant Consultants customer piggyback registration rights with respect to such securities, effective six months after the date of this Agreement.

5. Consultants agree that they will not, without the Company's consent, disclose to anyone any trade secrets of the Company or any confidential or non-public information relating the Company's business, operations or prospects.

6. Consultants acknowledge that it would be extremely difficult, if not impossible, to measure accurately the damages to the Company from any breach by Consultants of Section 5 of this Agreement, and that the injury to the Company from any such breach would be incalculable in irremediable. Accordingly, Consultants agree that upon any breach of Section 5 of this Agreement, the Company's remedy at law would be inadequate and the Company shall be entitled as a matter of right to institute legal proceedings in any court of competent jurisdiction and receive an injunction restraining the further and continued breach of Section 5 of this Agreement and recovery of all damages to the Company incurred by reason of conducting the activity in violation of Section 5 of this Agreement.

7.   In any legal or equitable action brought with respect to this Agreement

     (including, but not limited to, suit for injunctive relief for a breach of the terms and provisions of Section 5 of this Agreement), the prevailing party shall be entitled to recover all of its reasonable attorney's fees and costs in connection therewith at all levels.

8. This Agreement shall be binding upon and inure to the benefit of the parties hereto, their respective legal representative and to any successor to the Company, which successor shall be deemed substituted for the Company under the terms of this Agreement.


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CONSULTING AGREEMENT
Page 3

9. Any notice, request, instruction, legal process or other document to be given hereunder shall be in writing and shall be delivered personally, against receipt, by fax or by registered or certified mail, return receipt requested as set forth below:

     If to Consultants:       Ronald E. Ainsworth
                              4651 Brighton Road
                              Corona del Mar, CA 92625




                              Andrew Boyd-Jones
                              17 Riva
                              Newport Beach, CA 92660

                              Leon M. Bronfin
                              1970 Port Locksleigh
                              Newport Beach, CA 92660

      If to the Company:      Diamond Entertainment Corporation
                              16818 Marquardt Avenue
                              Cerritos, CA 90703
                              Attention: James Lu
                              President and CEO
                              Fax No:     (310) 921-3993


10. This Agreement constitutes the entire agreement and supersedes all prior written or oral and all contemporaneous oral agreements, understandings and negotiations between the parties with respect to the subject matter of this Agreement.

11. This agreement shall be construed and enforced in accordance with the laws of the State of California.

12. The invalidity or unenforceability of any provision hereof shall in no way affect the validity of enforceability of any other provision.


13 This Agreement may be executed in two or more counterparts, each 9 of which shall be deemed an original, but all of shall be considered one and the same instrument.


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CONSULTING AGREEMENT
Page 4

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

"COMPANY"
DIAMOND ENTERTAINMENT CORPORATION,
a New Jersey Corporation



By:  /s/James Lu
     -----------------------------------
     James Lu
     President and Chief Executive Officer

"CONSULTANTS"



By:  /s/Ron E. Ainsworth
     -----------------------------------
     Ron E. Ainsworth



By:  /s/Andrew Boyd-Jones
     -----------------------------------
     Andrew Boyd-Jones



By:  /s/Leon M. Bronfin
     -----------------------------------
     Leon M. Bronfin